Mail Stop 3561

September 6, 2007

Via U.S. Mail

Jason Reid
President and Chief Executive Officer
Coda Octopus Group, Inc.
164 West, 25th Street, 6th Floor
New York 10001

Re: Coda Octopus Group, Inc.
**   Amendment No. 3 to Registration Statement on Form SB-2**
**   Filed September 4, 2007**
**   File No. 333-143144**

Dear Mr. Reid,

        We have reviewed your responses to the comments in our letter dated August 29, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Liquidity and Capital Resources

1. We note your response to our prior comment 1 and revised disclosure on pages 16 and 23. Please clarify what you mean by "if fully funded." Further, please briefly describe the technical enhancements you are required to make to the existing system and provide an estimate of the cost of the enhancements.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1

2. We note that all securities were issued in reliance on Section 4(2). We reissue our prior comment 2, in part. Please disclose the facts relied upon to make the exemption available. Specifically, please represent, if true, that all investors had access to company information.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Max Webb at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Marc J. Ross, Esq.
        Fax: (212) 930-9725